March 15, 2012

United States Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	1-800-FLOWERS.COM, INC.
Annual Report on Form10-K for the Fiscal Year Ended July 3, 2011
Filed September 16, 2011
Quarterly Report on Form 10-Q for the Period Ended January 1, 2012
Filed February 10, 2012
File No. 000-26841

Dear Ms. Thompson:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 10-K and Form 10-Q of 1-800-FLOWERS.COM, INC., a Delaware corporation (the “Company” or “1-800-FLOWERS.COM”), in your letter dated March 6, 2012 (the “Comment Letter”) addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

      Colleen M. Kearney, Deputy General Counsel for the Company, spoke with Sondra Snyder, Staff Accountant, on March 14, 2012.  During that conversation, Ms. Snyder granted the Company an extension until April 3, 2012.  Accordingly, the Company will file its response to the SEC’s comments on or before April 3, 2012.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

Very truly yours,

/s/William E. Shea
Chief Financial Officer